Sierra Wireless Reports Fourth Quarter and Full Year 2018 Results

Q4 2018 revenue increased 10% to $201.4 million; and FY 2018 revenue up 15% to $793.6 million

VANCOUVER, BRITISH COLUMBIA - February 13, 2019 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and fiscal year ended December 31, 2018. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We are accelerating the transformation of the company into a global IoT solutions and services provider. We are centralizing our R&D, combining our global sales team and driving efficiency programs throughout our operations,” said Kent Thexton, President and CEO of Sierra Wireless. “As we deliver cost savings, we are investing today in innovative cellular technologies to enhance our Device To Cloud offering and drive recurring subscription-based revenue. To accomplish this, we are developing innovative technologies such as edge network software, soft-SIM capabilities, LPWA and 5G embedded modules, as well as advanced security for data management. We plan to leverage our strong device position into the mass deployment of LPWA Cat M1/NB1 this year and the roll-out of high-speed 5G technology over the next couple of years. We have much to accomplish in 2019 and I believe the company is making the right investments as we enter the next phase of global growth in the Internet of Things.”

Q4 2018 results:(1)

•	Revenue: $201.4 million, up 9.7%; Services delivered 12% of quarterly revenue

•	Earnings per Share: GAAP loss: $(0.11); Non-GAAP: $0.25

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"): $15.3 million

FY 2018 results:(1)

•	Revenue: $793.6 million, up 14.9%; Services delivered 12% of annual revenue

•	Earnings per Share: GAAP loss: $(0.68); Non-GAAP: $0.90

•	Adjusted EBITDA: $55.9 million

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Fourth Quarter 2018
Revenue for the fourth quarter of 2018 was $201.4 million, an increase of 9.7% compared to $183.5 million in the fourth quarter of 2017.  Product revenue was $178.2 million, up 5.3% year-over-year, and Services and other revenue was $23.2 million, up 63.0% compared to the fourth quarter of 2017. Quarterly revenue for the three business segments was as follows: (i) Revenue from OEM Solutions was $148.7 million in the fourth quarter of 2018, up 6.4% compared to $139.8 million in the fourth quarter of 2017; (ii) Revenue from Enterprise Solutions was $30.3 million in the fourth quarter of 2018, down 5.1% compared to $31.9 million in the fourth quarter of 2017; and (iii) Revenue from IoT Services was $22.4 million in the fourth quarter of 2018, up 89.1%, compared to$11.9 million in the fourth quarter of 2017, driven by the contribution from Numerex and organic subscriber growth.

GAAP RESULTS

•	Gross margin was $65.9 million, or 32.7% of revenue, in the fourth quarter of 2018 compared to $61.8 million, or 33.7% of revenue, in the fourth quarter of 2017.

•
Operating expenses were $70.1 million and loss from operations was $4.2 million in the fourth quarter of 2018 compared to operating expenses of $64.8 million and loss from operations of $2.9 million in the fourth quarter of 2017.

•	Net loss was $3.8 million, or $0.11 per diluted share, in the fourth quarter of 2018 compared to net loss of $3.5 million, or $0.11 per diluted share, in the fourth quarter of 2017.

NON-GAAP RESULTS(1)

•	Gross margin was 32.7% in the fourth quarter of 2018 compared to 33.8% in the fourth quarter of 2017.

•
Operating expenses were $55.7 million and earnings from operations were $10.2 million in the fourth quarter of 2018 compared to operating expenses of $52.5 million and earnings from operations of $9.5 million in the fourth quarter of 2017.

•	Net earnings were $9.0 million, or $0.25 per diluted share, in the fourth quarter of 2018 compared to net earnings of $9.2 million, or $0.28 per diluted share, in the fourth quarter of 2017.

•	Adjusted EBITDA was $15.3 million in the fourth quarter of 2018 compared to $13.9 million in the fourth quarter of 2017.

Cash and cash equivalents at the end of the fourth quarter of 2018 were $89.1 million, representing an increase of $21.6 million compared to $67.5 million at the end of the third quarter of 2018. The increase in cash was mainly due to lower working capital requirements, proceeds from sale of our iTank business and the absence of Numerex acquisition-related costs.

FULL YEAR 2018
Revenue for 2018 was $793.6 million, an increase of 14.9%, compared to $690.7 million in 2017. Product revenue was $699.3 million, up 8.4% year-over-year, and Services and other revenue was $94.3 million, up 108.0% compared to 2017. Annual revenue for the three business segments was as follows: (i) Revenue from OEM Solutions was $583.2 million in 2018, up 5.2% compared to $554.5 million in 2017; (ii) Revenue from Enterprise Solutions was $119.9 million in 2018, up 18.1% compared to $101.5 million in 2017; and (iii) Revenue from IoT Services was $90.5 million in 2018, up 161.0%, compared to $34.7 million in 2017, driven by the contribution from Numerex and organic subscriber growth.

GAAP RESULTS

•	Gross margin was $264.6 million, or 33.3% of revenue, in 2018 compared to $234.2 million, or 33.9% of revenue, in 2017.

•	Operating expenses were $282.8 million and loss from operations was $18.3 million in 2018 compared to operating expenses of $234.1 million and earnings from operations of $0.1 million in 2017.

•	Net loss was $24.6 million, or $0.68 per diluted share, in 2018 compared to net earnings of $4.5 million, or $0.14 per diluted share, in 2017.

NON-GAAP RESULTS(1)

•	Gross margin was 33.4% in 2018 compared to 34.0% in 2017.

•	Operating expenses were $229.7 million and earnings from operations were $35.3 million in 2018 compared to operating expenses of $195.1 million and earnings from operations of $39.6 million in 2017.

•	Net earnings were $32.4 million, or $0.90 per diluted share, in 2018 compared to net earnings of $34.5million, or $1.05 per diluted share, in 2017.

•	Adjusted EBITDA was $55.9 million in 2018 compared to $54.7 million in 2017.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Accounting Standard Adoption
We adopted the new accounting standard for revenue recognition (ASC 606) effective January 1, 2018. Our fourth quarter and full year 2018 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly.

Financial Guidance - Full Year & Q1 2019

Given the current macro-economic environment and some weakness that we are experiencing in the automotive, enterprise networking and mobile computing markets, we provide the following quarterly and full year guidance for 2019 (see below).  The company is undertaking a cost reduction program over the next 18 to 24 months while also investing in new solutions and technologies including LPWA, 5G, embedded SIM, security, and edge networking software.

For the year ended December 31, 2019, we expect revenue to be flat year-over-year and Adjusted EBITDA is expected to be approximately $35.0 million. Non-GAAP net earnings per share is expected to be approximately $0.30 for Full Year 2019.

For the first quarter of 2019, we expect revenue to be in the range of $170.0 million to $174.0 million and Adjusted EBITDA to be in the range of $2.0 million to $4.0 million. Non-GAAP net loss per share is expected to be approximately $0.02 to $0.06 in the First Quarter of 2019.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Analysts' Days - Toronto & London
The senior management of the company will be hosting Analysts' Days in both Toronto and London in the weeks following our First Quarter 2019 earnings release and conference call on May 9th, 2019.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Kent Thexton, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, February 13, 2019, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 9258195

To access the webcast, please follow the link below:
Sierra Wireless Q4 and Full Year 2018 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1893281&s=1&k=3160BBF4E8CA7F00FA55C9B1F480495D
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) and may include statements and information relating to our Q4'18 corporate update; financial guidance for the first quarter of 2019 and our fiscal year 2019, our business outlook for the short and longer term, statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to fully integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	risks related to the acquisition and ongoing integration of Numerex;

•	cyber-attacks or other breaches of our information technology security;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017 As adjusted (1)	2018	2017 As adjusted (1)
Revenue
Product	$178,205	$169,309	$699,332	$645,402
Services and other	23,190	14,224	94,270	45,325
	201,395	183,533	793,602	690,727
Cost of sales
Product	124,395	114,952	484,051	434,843
Services and other	11,105	6,767	44,980	21,645
	135,500	121,719	529,031	456,488
Gross margin	65,895	61,814	264,571	234,239
Expenses
Sales and marketing	22,353	20,436	88,587	75,135
Research and development	22,230	21,828	93,707	82,653
Administration	14,516	11,379	61,582	42,904
Restructuring	2,345	245	7,115	1,076
Acquisition-related and integration	613	4,792	3,962	8,195
Impairment	—	—	—	3,668
Loss on disposal of iTank business	2,064	—	2,064	—
Amortization	5,971	6,073	25,829	20,508
	70,092	64,753	282,846	234,139
Earnings (loss) from operations	(4,197)	(2,939)	(18,275)	100
Foreign exchange gain (loss)	(2,378)	1,267	(5,470)	7,550
Other income (loss)	(19)	38	51	67
Earnings (loss) before income taxes	(6,594)	(1,634)	(23,694)	7,717
Income tax expense (recovery)	(2,768)	1,880	916	3,199
Net earnings (loss)	$(3,826)	$(3,514)	$(24,610)	$4,518
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	249	88	(6,670)	11,950
Comprehensive earnings (loss)	$(3,577)	$(3,426)	$(31,280)	$16,468

Net earnings (loss) per share (in dollars)
Basic	$(0.11)	$(0.11)	$(0.68)	$0.14
Diluted	(0.11)	(0.11)	(0.68)	0.14
Weighted average number of shares outstanding (in thousands)
Basic	36,057	33,136	36,019	32,356
Diluted	36,057	33,136	36,019	32,893
(1) Three and twelve months ended December 31, 2017 have been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2018	2017 As adjusted (1)
Assets
Current assets
Cash and cash equivalents	$89,076	$65,003
Restricted cash	221	221
Accounts receivable	171,725	173,054
Inventories	50,779	53,143
Prepaids and other	11,703	8,221
	323,504	299,642
Property and equipment	39,842	42,977
Intangible assets	84,890	108,599
Goodwill	211,074	218,516
Deferred income taxes	11,751	12,197
Other assets	12,855	12,713
	$683,916	$694,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$184,220	$175,367
Deferred revenue	6,213	7,275
	190,433	182,642
Long-term obligations	43,250	36,637
Deferred income taxes	6,103	7,845
	239,786	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,067,415 shares (December 31, 2017 - 35,861,510 shares)	432,552	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 119,584 shares (December 31, 2017 – 222,639 shares)	(1,965)	(3,216)
Additional paid-in capital	30,984	27,962
Retained earnings (deficit)	(8,295)	17,502
Accumulated other comprehensive loss	(9,146)	(2,476)
	444,130	467,520
	$683,916	$694,644
(1) December 31, 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017 As adjusted (1)	2018	2017 As adjusted (1)
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(3,826)	$(3,514)	$(24,610)	$4,518
Items not requiring (providing) cash
Amortization	9,308	8,764	39,150	30,503
Stock-based compensation	2,743	2,869	13,060	10,341
Deferred income taxes	(4,145)	2,092	(1,685)	824
Impairment	—	—	—	3,668
Loss on disposal of iTank business	2,064	—	2,064	—
Unrealized foreign exchange loss (gain)	995	(461)	5,973	(8,507)
Other	58	170	279	(55)
Changes in non-cash working capital
Accounts receivable	1,236	(12,642)	(5,526)	(12,665)
Inventories	183	7,387	1,508	(6,806)
Prepaids and other	797	(142)	(3,525)	(5,334)
Accounts payable and accrued liabilities	12,919	7,119	21,944	(17,750)
Deferred revenue and credits	94	1,896	(1,402)	335
Cash flows provided by (used in) operating activities	22,426	13,538	47,230	(928)
Investing activities
Additions to property and equipment	(4,378)	(3,221)	(18,166)	(14,100)
Additions to intangible assets	(1,140)	(321)	(2,933)	(1,706)
Proceeds from sale of property and equipment	17	8	93	35
Proceeds from sale of iTank business	5,000	—	5,000	—
Acquisition of Numerex Corp., net of cash acquired	—	(18,725)	—	(18,725)
Acquisition of GNSS business of GlobalTop, net of cash acquired	—	—	—	(3,145)
Cash flows used in investing activities	(501)	(22,259)	(16,006)	(37,641)
Financing activities
Issuance of common shares, net of issuance cost	101	423	2,636	5,708
Repurchase of common shares for cancellation	—	—	(3,120)	(2,779)
Purchase of treasury shares for RSU distribution	(1,723)	—	(2,808)	—
Taxes paid related to net settlement of equity awards	(90)	(271)	(1,878)	(1,367)
Payment for contingent consideration	—	—	(130)	(1,397)
Decrease in other long-term obligations	(116)	(96)	(627)	(436)
Cash flows provided by (used in) financing activities	(1,828)	56	(5,927)	(271)
Effect of foreign exchange rate changes on cash and cash equivalents	1,519	(317)	(1,224)	1,292
Cash, cash equivalents and restricted cash, increase (decrease) in the period	21,616	(8,982)	24,073	(37,548)
Cash, cash equivalents and restricted cash, beginning of period	67,681	74,206	65,224	102,772
Cash, cash equivalents and restricted cash, end of period	$89,297	$65,224	$89,297	$65,224
(1) Three and twelve months ended December 31, 2017 have been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2018					2017 (1)
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$264,571	$65,895	$67,267	$69,309	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	479	58	57	57	307	461	122	123	108	108
Realized gains (losses) on hedge contracts	(25)	(8)	(11)	—	(6)	23	11	12	—	—
Gross margin - Non-GAAP	$265,025	$65,945	$67,313	$69,366	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	13,006	2,743	3,473	3,950	2,840	10,374	2,869	2,780	2,577	2,148
Acquisition-related and integration	3,962	613	570	1,014	1,765	8,195	4,792	2,077	875	451
Restructuring	7,115	2,345	227	952	3,591	1,076	245	199	259	373
Other nonrecurring costs	9,421	2,697	1,583	5,141	—	318	—	—	42	276
Realized gains (losses) on hedge contracts	(562)	(296)	(201)	(14)	(51)	419	209	210	—	—
Impairment	—	—	—	—	—	3,668	—	—	—	3,668
Loss on disposal of iTank business	2,064	2,064	—	—	—	—	—	—	—	—
Acquisition-related amortization	18,575	4,261	4,354	4,426	5,534	15,486	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$35,306	$10,230	$10,859	$10,414	$3,803	$39,636	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, loss on disposal of iTank, and other nonrecurring costs (recoveries)	35,568	10,462	5,853	11,057	8,196	23,631	7,906	5,056	3,753	6,916
Amortization	39,150	9,308	9,483	9,651	10,708	30,503	8,764	7,548	7,194	6,997
Interest and other, net	(51)	19	(7)	(8)	(55)	(67)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	4,908	2,082	(42)	4,034	(1,166)	(7,131)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	916	(2,768)	1,738	2,289	(343)	3,199	1,880	735	729	(145)
Adjusted EBITDA	55,881	15,277	15,988	15,639	8,977	54,653	13,940	13,204	14,941	12,568
Amortization (exclude acquisition-related amortization)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)	(15,017)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	51	(19)	7	8	55	67	38	32	(12)	9
Income tax expense - Non-GAAP	(2,930)	(1,245)	(352)	(769)	(564)	(5,184)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$32,427	$8,966	$10,514	$9,653	$3,294	$34,519	$9,208	$7,717	$9,814	$7,780

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars per share)	$0.90	$0.25	$0.29	$0.27	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2018					2017 (1)
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$583,214	$148,708	$148,356	$150,939	$135,211	$554,537	$139,795	$137,850	$144,467	$132,425
Gross margin
- GAAP	$165,569	$40,284	$40,503	$45,858	$38,924	$170,307	$41,453	$40,680	$46,262	$41,912
- Non-GAAP	$165,899	$40,321	$40,536	$45,900	$39,142	$170,694	$41,554	$40,787	$46,352	$42,001
Gross margin %
- GAAP	28.4%	27.1%	27.3%	30.4%	28.8%	30.7%	29.7%	29.5%	32.0%	31.6%
- Non-GAAP	28.4%	27.1%	27.3%	30.4%	28.9%	30.8%	29.7%	29.6%	32.1%	31.7%

Enterprise Solutions
Revenue	119,927	30,257	$32,068	$28,402	$29,200	$101,535	$31,879	$26,277	$21,661	$21,718
Gross margin
- GAAP	$61,131	15,601	$17,318	$14,184	$14,028	$48,521	$15,129	$12,631	$10,276	$10,485
- Non-GAAP	$61,202	15,610	$17,325	$14,192	$14,075	$48,593	$15,152	$12,652	$10,289	$10,500
Gross margin %
- GAAP	51.0%	51.6%	54.0%	49.9%	48.0%	47.8%	47.5%	48.1%	47.4%	48.3%
- Non-GAAP	51.0%	51.6%	54.0%	50.0%	48.2%	47.9%	47.5%	48.1%	47.5%	48.3%

IoT Services
Revenue	$90,461	22,430	$23,002	$22,562	$22,467	$34,655	$11,859	$8,433	$7,288	$7,075
Gross margin
- GAAP	$37,871	10,009	$9,446	$9,268	$9,148	$15,411	$5,232	$3,983	$3,098	$3,098
- Non-GAAP	$37,924	10,014	$9,452	$9,274	$9,184	$15,436	$5,241	$3,990	$3,103	$3,102
Gross margin %
- GAAP	41.9%	44.6%	41.1%	41.1%	40.7%	44.5%	44.1%	47.2%	42.5%	43.8%
- Non-GAAP	41.9%	44.6%	41.1%	41.1%	40.9%	44.5%	44.2%	47.3%	42.6%	43.8%

Total
Revenue	$793,602	$201,395	$203,426	$201,903	$186,878	$690,727	$183,533	$172,560	$173,416	$161,218
Gross margin
- GAAP	$264,571	$65,894	$67,267	$69,310	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
- Non-GAAP	$265,025	$65,945	$67,313	$69,366	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603
Gross margin %
- GAAP	33.3%	32.7%	33.1%	34.3%	33.2%	33.9%	33.7%	33.2%	34.4%	34.4%
- Non-GAAP	33.4%	32.7%	33.1%	34.4%	33.4%	34.0%	33.8%	33.3%	34.5%	34.5%

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.